UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                                SEQUENOM, INC.
 -----------------------------------------------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
 -----------------------------------------------------------------------------
                        (Title of Class and Securities)


                                  817337 10 8
 -----------------------------------------------------------------------------
                                (CUSIP Number)

                              Michael Fitzgerald
                           c/o Gemini Genomics, plc
                                189 Wells Ave.
                             Newton, MA 02459-3216

                                   Copy to:

                             Martha McGarry, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                (212) 735-3000
 -----------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 20, 2001
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

                  Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





     CUSIP No. 381197 10 2

      -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Michael Fitzgerald
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      107,400(1)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         3,979,728(2)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        107,400(1)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          3,979,728(2)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            4,087,128
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                             11.0%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------

(1) Mr. Fitzgerald holds options to purchase 107,400 shares exercisable within 60 days after the date of this Statement.

(2) Mr. Fitzgerald, who is a director of Cloverleaf Holdings Limited and provides investment advisory services to Radisson Trustee Ltd. (the sole stockholder of Cloverleaf Holdings Limited and Genelink Holdings, Ltd.) and its subsidiaries pursuant to an investment advisory agreement, may be deemed to be the beneficial owner of 3,979,728 shares held by Cloverleaf Holdings Limited and Genelink Holdings, Ltd. The reporting person disclaims beneficial ownership of such shares.


     CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Raddison Trustee Ltd.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cook Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      3,979,728(1)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        3,979,728(1)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0 -
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,979,728(1)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                              10.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------

(1) Raddison Trustee Ltd., which is the sole stockholder of Cloverleaf Holdings Limited and Genelink Holdings Ltd., may be deemed to be the beneficial owner of 3,979,728 shares held by Cloverleaf Holdings Limited and Genelink Holdings, Ltd. The reporting person disclaims beneficial ownership of such shares.




CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Cloverleaf Holdings Limited
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      488,756
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        488,756
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0-
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              488,756
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                              1.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------



CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Genelink Holdings, Ltd.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      3,490,972
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        3,490,972
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0-
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,490,972
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                              9.4%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------






4

Item 1.           Security and Issuer.

                  The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.001 per share (the "Common Stock"), of Sequenom, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3595 John Hopkins Court, San Diego, CA 92121.

Item 2.           Identity and Background.

                  This Statement is being filed by: (i) Michael Fitzgerald, who is a director of the Company, (ii) Raddison Trustee Ltd., a company organized under the laws of the Cook Islands with a principal office at CIDB Building, Avarua, Rarotonga, Cook Islands, (iii) Cloverleaf Holdings Limited, a company organized under the laws of the British Virgin Islands with a principal office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, and a wholly owned subsidiary of Raddison Trustee Ltd. and (iv) Genelink Holdings, Ltd., a company organized under the laws of British Virgin Islands with a principal office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, and a wholly owned subsidiary of Raddison Trustee Ltd. (each of the individuals or entities listed under
(i)-(iv) above, a "Reporting Person"). Raddison Trustee Ltd. is the trustee for a trust for the benefit of certain members of Mr. Fitzgerald's immediate family and others. Cloverleaf Holdings Limited and Genelink Holdings, Ltd. are investment holding companies. Mr. Fitzgerald is a British citizen.

                  The name, business address, present principal occupation and citizenship of each executive officer and director of Raddison Trustee Ltd., Cloverleaf Holdings Limited and Genelink Holdings, Ltd. is set forth in Exhibit A to this Statement and is specifically incorporated herein by reference.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                   The shares were received in exchange for an aggregate of 20,435,340 shares of Gemini Genomics, plc, a company organized under the jurisdictions of England and Wales ("Gemini"), in connection with the acquisition of Gemini by the Company pursuant to a scheme of arrangement under section 425 of the Companies Act 1985 of Great Britain, as amended. On September 20, 2001, the effective date of the transaction, (i) each Gemini ordinary share outstanding immediately prior to the effective time of the transaction was converted into 0.2 of a share of Common Stock and (ii) each Gemini American Depositary Shares outstanding immediately prior to the effective time of the transaction (each representing two Gemini ordinary shares) was converted into 0.4 of a share of Common Stock.

Item 4.           Purpose of the Transaction.

                  The information set forth in Item 3 of this Statement is incorporated herein by reference.

                  The Reporting Persons acquired in the transaction, and continue to hold, the shares of Common Stock reported herein for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

Item 5.           Interest In Securities Of The Issuer

                  As of September 20, 2001, based in part upon information provided by the Company, there were 37,316,558 outstanding shares of Common Stock. As of September 20, 2000, the Reporting Persons collectively beneficially own an aggregate of 4,087,128 shares of Common Stock, representing 11.0% of the Common Stock outstanding. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person. Set forth below is certain information with respect to the beneficial ownership of the Reporting Persons.

Michael Fitzgerald

(a) Mr. Fitzgerald holds options to purchase 107,400 shares exercisable within 60 days after the date of this Statement.

                  Mr. Fitzgerald, who is a director of Cloverleaf Holdings Limited and provides investment advisory services to Radisson Trustee Ltd. (the sole stockholder of Cloverleaf Holdings Limited and Genelink Holdings, Ltd. and its subsidiaries pursuant to an investment advisory agreement, may be deemed to be the beneficial owner of 3,979,728 shares held by Cloverleaf Holdings Limited and Genelink Holdings, Ltd. (which shares, when aggregated with the 107,400 shares subject to options described above, total 4,087,128 shares, or 11.0% of the Common Stock outstanding as of September 20, 2001). Mr. Fitzgerald disclaims beneficial ownership of all shares of Common Stock which may be beneficially owned by Raddison Trustee Ltd., Cloverleaf Holdings Limited and Genelink Holdings, Ltd.

(b) Mr. Fitzgerald has sole voting power and sole investment power with respect to all of the shares of Common Stock underlying the options referred to in paragraph (a) above and may be deemed to have shared investment power with respect to 3,979,728 shares held by Cloverleaf Holdings Limited and Genelink Holdings, Ltd.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Mr. Fitzgerald in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

Raddison Trustee Ltd.

(a) Raddison Trustee Ltd. may be deemed to be the beneficial owner of 488,756 shares held by Cloverleaf Holdings Limited and 3,490,972 shares held by Genelink Holdings, Ltd. (representing, in the aggregate, 10.7% of the outstanding Common Stock as of September 20, 2001). The Reporting Person disclaims beneficial ownership of such shares.

(b) Raddison Trustee Ltd. may be deemed to have sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Raddison Trustee Ltd. in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

Cloverleaf Holdings Limited

(a) Cloverleaf Holdings Limited holds 488,756 shares (representing 1.3% of the outstanding Common Stock as of September 20, 2001).

(b) Cloverleaf Holdings Limited may be deemed to have sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Cloverleaf Holdings Limited in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.


Genelink Holdings, Ltd.

(a) Genelink Holdings, Ltd. holds 3,490,972 shares (representing 9.4% of the outstanding Common Stock as of September 20, 2001).

(b) Genelink Holdings, Ltd. may be deemed to have sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Genelink Holdings, Ltd. in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information contained in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

                  In connection with the transaction described under Item 3, the Reporting Persons entered into a registration rights agreement with Sequenom (the "registration rights agreement"). Under the registration rights agreement, the Reporting Persons (and their permitted assigns) will be granted "piggyback" rights to include some or all of the "registrable securities" held by them in any registration statement relating to a public offering of Sequenom securities for Sequenom's own account or for the account of other stockholders (other than registration statements relating to employee benefit plans or business combination transactions) solely for cash and on a form that would also permit the registration of the registrable securities. These "piggyback" rights are subject to certain limitations in connection with underwritten offerings.

                  In addition, under the registration rights agreement, upon the written request from any holder(s) of registrable securities that Sequenom effect a registration on Form S-3 (or any successor to Form S-3) under the Securities Act of 1933 or any similar short-form registration statement, Sequenom is required to use its best efforts to effect a registration as would permit the sale and distribution of the amount of such holder's registrable securities that is specified in such request, together with the specified amount of registrable securities of any other holder(s) joining in such request. However, Sequenom is not required to effect any such registration (1) if Form S-3 is not available for such offering by the holders, (2) if the reasonably anticipated total price to the public of the registrable securities (and other Sequenom securities, if any) proposed to be sold pursuant to such registration is less than two million dollars ($2,000,000) or (3) in any particular jurisdiction in which Sequenom would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

                  "Registrable securities" generally refers to Common Stock issued to the Reporting Persons in the transaction (and any of such shares subsequently transferred to any permitted assigns), together with any Common Stock issued as a dividend with respect to or in exchange for such Common Stock.

                  Under the registration rights agreement, Sequenom may not, directly or indirectly, enter into any merger, consolidation or reorganization in which Sequenom will not be the surviving corporation unless: (1) the holders of registrable securities are entitled to receive in exchange therefor
(a) cash or (b) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act or (2) the proposed surviving corporation, prior to such merger, consolidation or reorganization, agrees in writing to assume the obligations of Sequenom under the registration rights agreement.

                  Sequenom may not, without the prior written consent of the holders of at least a majority of the registrable securities and the existing registrable securities (considered as a single class), enter into any agreement with any holder or prospective holder of any Sequenom securities that would grant such holder registration rights pari passu or senior to those granted to the holders under the registration rights agreement. The registration rights agreement contains reciprocal indemnification obligations.

                  Except for the agreements and understandings described in Items 3 and 4 and this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of the Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.




Item 7.           Material to be Filed as Exhibits.

Exhibit A         Schedule of certain information with respect to Raddison
                  Trustee Ltd., Cloverleaf Holdings
                  Limited and Genelink Holdings, Ltd.

Exhibit B         Joint Filing Agreement

Exhibit C         Power of Attorney




                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 1, 2001

                                    /s/ Michael Fitzgerald
                                    -----------------------------
                                    Michael Fitzgerald


                                    RADDISON TRUSTEE LTD.

                                    By:  /s/ Rita Euziere
                                         -------------------------
                                         Name:  Rita Euziere
                                         Title:   Attorney-in-fact


                                         CLOVERLEAF HOLDINGS LIMITED

                                         By: /s/ Michael Fitzgerald
                                            -----------------------
                                         Name:  Michael Fitzgerald
                                         Title:  Director


                                         GENELINK HOLDINGS, LTD.

                                         By: /s/ Rita Euziere
                                            -----------------------
                                         Name:  Rita Euziere
                                         Title:  Director





                                                                    Exhibit A

                       DIRECTORS AND EXECUTIVE OFFICERS

Raddison Trustee Ltd.

Director:  Ms. Linda Gygax
Address:  FM Trust, Rue du Pommier 12, 2000 Neuchatel, Switzerland, POB 406,
Occupation:  Executive General Manager, FM Trust
Citizenship:  Swiss

Director:  Ms. Denise Zwahlen
Address:  FM Trust, Rue du Pommier 12, 2000 Neuchatel, Switzerland, POB 406,
Occupation:  Executive Office Manager, FM Trust
Citizenship:  Swiss

Cloverleaf Holdings Limited

Director:  Michael Fitzgerald
Address:  Le Regina, 13-15 Boulevard des Moulins, MC98000 Monaco
Occupation:  Financial Consultant
Citizenship:  British

Director:  Nicholas Karpusheff
Address:  Le Regina, 13-15 Boulevard des Moulins, MC98000 Monaco
Occupation:  Accountant
Citizenship:  British

Director:  Rita Euziere
Address:  Le Regina, 13-15 Boulevard des Moulins, MC98000 Monaco
Occupation:  Executive Legal and Corporate Assistant
Citizenship:  Irish

Genelink Holdings, Ltd.

Director:  Nicholas Karpusheff
Address:  Le Regina, 13-15 Boulevard des Moulins, MC98000 Monaco
Occupation:  Accountant
Citizenship:  British

Director:  Rita Euziere
Address:  Le Regina, 13-15 Boulevard des Moulins, MC98000 Monaco
Occupation:  Executive Legal and Corporate Assistant
Citizenship:  Irish



                                                                  Exhibit B

                            JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share, of Sequenom, Inc. (including any and all amendments thereto), to which this Agreement is attached as Exhibit B, is (and, in the case of amendments, will be) filed on behalf of each of us. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 1st day of October, 2001.


                                    /s/ Michael Fitzgerald
                                    -----------------------------
                                    Michael Fitzgerald


                                     RADDISON TRUSTEE LTD.

                                     By:  /s/ Rita Euziere
                                          -----------------------
                                     Name:   Rita Euziere
                                     Title:  Attorney-in-fact


                                     CLOVERLEAF HOLDINGS LIMITED

                                     By: /s/ Michael Fitzgerald
                                        -------------------------
                                     Name:   Michael Fitzgerald
                                     Title:  Director


                                     GENELINK HOLDINGS, LTD.

                                     By: /s/ Rita Euziere
                                        -------------------------
                                     Name:   Rita Euziere
                                     Title:  Director



                                                                  Exhibit C

                               POWER OF ATTORNEY

                  By this Power of Attorney, the undersigned hereby appoints Rita Euziere, with full power of substitution and resubstitution, to be each of the undersigned's true and lawful attorney-in-fact for the undersigned and, on behalf of the undersigned, to execute, and to take all action necessary to file, on behalf of the undersigned, any Statement on Schedule 13D (together with amendments thereto) or any related document with governmental entities as required by the federal securities laws.


                                          CLOVERLEAF HOLDINGS LIMITED


                                          By:  /s/ Denise Zwahlen
                                              -----------------------
                                              Name:  Denise Zwahlen
                                              Title: Director

Date:  October 1, 2001